Exhibit 99.1

Q3 | 2017

INTERIM REPORT
JANUARY–SEPTEMBER

CITYCON

Q3/2017   |   02

Citycon Q3:

Good operational results in Sweden and Norway

JULY–SEPTEMBER 2017

—	Net rental income increased to EUR 58.6 million (Q3/2016: 56.8) mainly due to (re)development projects coming online (mainly Iso Omena extension) and the acquisition of the adjacent building to Oasen shopping centre in Bergen, Norway. In addition, positive like-for-like growth in Norway and Sweden contributed to net rental income growth by EUR 1.1 million. The non-core property divestments in 2016 and 2017 decreased net rental income by EUR 1.3 million.

—	EPRA Earnings increased by EUR 0.7 million, or 1.9%, to EUR 39.3 million (38.6) mainly due to net rental income growth. EPRA Earnings per share (basic) increased to EUR 0.044 (0.043).

—	Earnings per share decreased to EUR 0.01 (0.04) mainly due to fair value losses recorded during the quarter.

JANUARY–SEPTEMBER 2017

—	Net rental income increased to EUR 174.6 million (Q1–Q3/2016: 169.0) mainly due to (re)development projects coming online (mainly Iso Omena extension together with Buskerud and Myyrmanni) and the acquisition of the adjacent building to Oasen shopping centre in Bergen, Norway. In addition, positive like-for-like growth contributed to net rental income growth by EUR 1.5 million. The non-core property divestments in 2016 and 2017 decreased net rental income by EUR 4.6 million.

—	EPRA Earnings increased by EUR 5.3 million, or 4.7%, to EUR 118.5 million (113.2) due to net rental income growth and lower direct administrative expenses. EPRA Earnings per share (basic) increased to EUR 0.133 (0.127).

—	Earnings per share decreased to EUR 0.07 (0.14) mainly due to fair value losses recorded during the period.

—	The outlook remained unchanged.

KEY FIGURES
		Q3/2017	Q3/2016	%1)	Q1–Q3/2017	Q1–Q3/2016	%1)	2016
Net rental income	MEUR	58.6	56.8	3.3	174.6	169.0	3.3	224.9
Direct operating profit2)	MEUR	51.7	50.2	2.9	154.7	148.6	4.1	198.5
Earnings per share (basic)	EUR	0.01	0.04	-82.8	0.07	0.14	-49.2	0.18
Fair value of investment properties	MEUR	4,184.2	4,354.8	-3.9	4,184.2	4,354.8	-3.9	4,337.6
Loan to Value (LTV)2)%		47.5	46.2	2.7	47.5	46.2	2.7	46.6
EPRA based key figures2)
EPRA Earnings	MEUR	39.3	38.6	1.9	118.5	113.2	4.7	151.1
EPRA Earnings per share (basic)	EUR	0.044	0.043	1.9	0.133	0.127	4.7	0.170
EPRA NAV per share	EUR	2.78	2.83	-1.8	2.78	2.83	-1.8	2.82

1)	Change from previous year. Change-% is calculated from exact figures.
2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.

Q3/2017   |   03

CEO MARCEL KOKKEEL:

The first three quarters of 2017 have shown good operational results driven by strong Sweden and solid Norway. The overall performance in Finland has turned to a more positive direction, although Finnish like-for-like performance is still negative due to the stronger Finnish centres having recently been under (re)development. Citycon’s like-for-like net rental income growth including Kista Galleria (50%) totalled 1.1%.

During the first nine months, we divested assets for approximately EUR 140 million in total. Additionally, we signed an agreement to divest a sizeable portfolio of non-core properties in Finland for approximately EUR 167 million. This transaction is expected to be closed mid-November and the proceeds from this divestment will be used to fund the development pipeline as well as to strengthen our balance sheet.

In August, we signed a letter of intent with Klövern for (re)development and extension of the current shopping centre Globen in the upcoming Meatpacking District in Stockholm, just south of CBD. The plan is to double the size of the current 20,000 sq.m. shopping centre and substantially improve the shopping centre quality. The timeline for the completion is 2022-2023 and Citycon’s ownership of the joint venture company will be 55%. This partnership is in line with our strategy to strengthen Citycon’s position in Stockholm’s dynamic urban areas with high population growth.

In September, we successfully issued a NOK 1,000 million bond, with a maturity of eight years and a fixed annual interest rate of 2.75%. The net proceeds have been used for refinancing of existing indebtedness and general corporate purposes.

1. POSITIVE LIKE-FOR-LIKE NET RENTAL INCOME GROWTH IN SWEDEN AND NORWAY

Citycon’s net rental income increased by 3.3% and was EUR 174.6 million (169.0). The increase was mainly attributable to (re)development projects coming online (mainly Iso Omena, Buskerud and Myyrmanni) and the acquisition of the adjacent building to Oasen shopping centre in Norway, increasing net rental income by a total of EUR 8.3 million. In addition, the like-for-like portfolio net rental income increased by EUR 1.5 million. The divestments lowered net rental income by EUR 4.6 million.

The like-for-like net rental income growth including the like-for-like performance of Kista Galleria (50%) was 1.1%. Citycon’s standard like-for-like portfolio definition, based on EPRA’s recommendations, does not include Kista Galleria. For the standard like-for-like portfolio, gross rental income increased by EUR 2.1 million, or 1.6%, and net rental income increased respectively by EUR 1.5 million, or 1.3%. Like-for-like property operating expenses decreased from the corresponding period by 0.7%.

Citycon’s net rental income from Finnish operations decreased by 1.3% compared to the previous year and totalled EUR 65.0 million (65.8). This was mainly a result of divestments of non-core assets in 2016 and 2017, which lowered net rental income by EUR 2.2 million. In addition, net rental income for the like-for-like portfolio decreased by EUR 2.2 million, or 6.5%, mainly due to the challenging retail environment in Finland. Finnish like-for-like portfolio accounted only for 49% out of total Finnish portfolio. On the contrary, ongoing and completed (re)development projects (e.g. Iso Omena and Myyrmanni) increased net rental income by EUR 3.6 million.

Citycon’s net rental income from Norwegian operations increased by 11.6% compared to the previous year and totalled EUR 61.1 million (54.8). In January 2017, Citycon acquired adjacent building to Oasen shopping centre in Bergen, which increased net rental income by EUR 3.3 million. Furthermore, ongoing and completed (re)development projects (e.g. Buskerud and DownTown) increased net rental income by EUR 1.3 million. In addition, net rental income for the like-for-like portfolio increased by EUR 2.1 million, or 4.7% driven mainly by capital rent growth from CPI indexation, and higher mall income.

The company’s net rental income from Swedish operations increased by 2.0% to EUR 29.8 million (29.2) mainly due to like-for-like growth of EUR 1.7 million, or 7.2%. Like-for-like portfolio growth was mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria and growth in service charges.

Net rental income from the Estonian and Danish operations decreased by 3.4% compared to the previous year and came to EUR 18.2 million (18.8). This was mainly due to the divestment of the non-core shopping centre Magistral in 2016, which decreased net rental income by EUR 0.4 million. Net rental income for like-for-like properties was almost flat (EUR -0.1 million or -0.9%) compared to previous year due to higher expenses in Rocca al Mare and Albertslund.

Q3/2017   |   04

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

			Net rental income
MEUR	Finland	Norway	Sweden	Estonia & Denmark	Other	Total	Gross rental income, total
Q1–Q3/2016	65.8	54.8	29.2	18.8	0.4	169.0	187.3
Acquisitions	-	3.3	-	-	-	3.3	3.4
(Re)development projects	3.6	1.3	0.3	-0.1	-	5.0	7.5
Divestments	-2.2	-1.2	-0.8	-0.4	-	-4.6	-5.3
Like-for-like properties1)	-2.2	2.1	1.7	-0.1	-	1.5	2.1
Other (incl. exchange rate differences)	0.0	0.9	-0.6	0.0	0.2	0.4	0.2
Q1–Q3/2017	65.0	61.1	29.8	18.2	0.5	174.6	195.3

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Like-for-like properties exclude properties under (re)development or extension and undeveloped lots.

LIKE-FOR-LIKE NET RENTAL INCOME GROWTH

%

1) Including Kista Galleria 50%. The adjusted total including Kista Galleria 100% would be 0.9%.

2. OCCUPANCY RATE REMAINS AT HIGH LEVEL OF 96.2%

Citycon has changed its presentation of the key operational figures starting from the first interim report in 2017. Citycon reports the key operational figures so that Kista Galleria numbers are included based on a 50% share. The change in the presentation has impacted the following key operational figures: economic occupancy rate, lease portfolio summary, leasing activity, annualised potential rental value, net rental yield, yield requirement, market rents, shopping centre sales and footfall as well as occupancy cost ratio. The comparison periods have been adjusted accordingly.

The economic occupancy rate for Citycon’s property portfolio decreased by 10bps compared both to year-end 2016 and previous quarter. The year-to-date change was due to increased vacancies in Sweden and Estonia.

During the period, total sales in Citycon’s shopping centres increased by 3% and footfall 1% compared to the corresponding period of the previous year.

Q3/2017   |   05

ECONOMIC OCCUPANCY RATE1)

%

1) Including Kista Galleria 50%.

LIKE-FOR-LIKE SALES1)	LIKE-FOR-LIKE FOOTFALL1)
Q1–Q3/2017 vs. Q1–Q3/2016, %	Q1–Q3/2017 vs. Q1–Q3/2016, %

The width of each column is weighted by the sales or footfall of the business unit.

1) Including Kista Galleria 50%. Sales and footfall figures include estimates. Sales figures exclude VAT.

At period-end, Citycon had a total of 4,773 (4,848) leases, of which the average remaining length was 3.4 (3.3) years.

The average rent per sq.m. for Citycon’s property portfolio increased during the first three quarters of the year to EUR 23.4 (23.2) mainly due to rent indexations, the second phase completion of the Iso Omena (re)development project and divestments. The challenging retail environment in Finland and increased competition in Estonia resulted in decreased year-to-date leasing spread of -4.1% for renewals and re-lettings.

Q3/2017   |   06

LEASE PORTFOLIO SUMMARY1)

		30 September 2017	30 September 2016	31 December 2016
Number of leases	pcs	4,773	4,772	4,848
Average rent	EUR/sq.m.	23.4	23.1	23.2
Finland	EUR/sq.m.	26.3	25.7	26.2
Norway	EUR/sq.m.	21.6	21.4	21.4
Sweden	EUR/sq.m.	23.6	23.3	23.0
Estonia & Denmark	EUR/sq.m.	20.1	20.6	20.5
Average remaining length of lease portfolio	years	3.4	3.4	3.3
Occupancy cost ratio2)%		9.2	9.0	9.0

1)	Including Kista Galleria 50%.
2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY1)

		Q1–Q3/2017	Q1–Q3/2016	2016
Number of leases started during the period	pcs	991	993	1,356
Total area of leases started2)	sq.m.	201,898	210,361	270,839
Average rent of leases started2)	EUR/sq.m.	23.3	23.2	22.4
Number of leases ended during the period	pcs	1,076	1,031	1,315
Total area of leases ended2)	sq.m.	233,213	255,737	312,061
Average rent of leases ended2)	EUR/sq.m.	22.8	21.6	21.3
Leasing spread, renewals and re-lettings	%	-4.1	-5.4	-2.5

1)	Including Kista Galleria 50%.
2)	Leases started and ended do not necessarily refer to the same premises.

ANNUALISED POTENTIAL RENTAL VALUE1)

MEUR	30 September 2017	30 September 2016	31 December 2016
Finland	131.7	137.9	138.4
Norway	114.0	113.1	114.0
Sweden	76.7	77.0	77.3
Estonia & Denmark	29.4	29.5	29.4
Total	351.8	357.5	359.0

1)	Including Kista Galleria 50%. Annualised potential rental value includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

NET RENTAL YIELD1)
%	30 September 2017	30 September 2016	31 December 2016
Finland	4.8	5.4	5.2
Norway	5.4	5.3	5.2
Sweden	5.2	5.2	5.2
Estonia & Denmark	7.1	7.5	7.3
Average	5.2	5.5	5.4

1) Including Kista Galleria 50%. Net rental yield is based on the net rental income from prior 12 months period calculated from the reporting date divided by the fair value of investment properties. Includes the value of unused building rights.

Q3/2017   |   07

3. VALUATION ITEMS IMPACTED OPERATING PROFIT

Administrative expenses totalled EUR 20.9 million (21.9). The decrease of EUR 1.1 million was mainly driven by the lower salaries and social charges due to lower headcount. At the end of September, Citycon Group employed a total of 263 (286) full-time employees (FTEs), of whom 80 worked in Finland, 111 in Norway, 60 in Sweden, 9 in Estonia, 2 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 126.6 million (191.3), being lower than in the previous year due to the fair value losses and reducing goodwill by EUR 5.4 million as a result of divestments of shopping centres Lade and Lietorvet in Norway in 2017. Goodwill reduction was recognised in other operating expenses and income.

Net financial expenses year-to-date decreased by EUR 1.8 million to EUR 42.8 million (44.7) despite a higher debt level and lower interest income, due to the lower average cost of debt and lower other financial expenses.

Share of profit of joint ventures totalled EUR -1.3 million (4.7). The decrease came mainly from lower fair value gains in Kista Galleria during 2017 and fair value gain of Iso Omena extension during comparison period in 2016.

Profit for the period came to EUR 64.7 million (127.0). The decrease was mainly a result of fair value losses.

4. PROPERTY PORTFOLIO VALUE STABLE

The fair value of investment properties decreased by EUR 153.4 million to EUR 4,184.2 million (31 December 2016: 4,337.6) due to transfer of EUR 194.4 million from investment properties to investment properties held for sale. Acquisitions and investments increased the value of properties by EUR 189.2 million. Changes in exchange rates decreased value of properties by EUR 56.4 million and fair value losses by EUR 32.3 million. In addition, disposals decreased the value by EUR 59.5 million.

PROPERTY PORTFOLIO SUMMARY

30 September 2017	No. of properties	Gross leasable area	Fair value, MEUR	Properties held for sale, MEUR	Portfolio, %	Weighted average yield requirement, %	Weighted average market rents, EUR/sq.m./ mo
Shopping centres, Finland	18	404,040	1,616.0	168.0	41	-	-
Other retail properties, Finland	2	10,350	21.9	-	0	-	-
Finland, total	20	414,390	1,637.9	168.0	41	5.3	31.2
Shopping centres, Norway	18	425,400	1,425.3	38.6	33	-	-
Rented shopping centres, Norway1)	2	18,200	-	-	-	-	-
Norway, total	20	443,600	1,425.3	38.6	33	5.4	22.8
Shopping centres, Sweden	8	215,200	768.7	-	18	-	-
Sweden, total	8	215,200	768.7	-	18	5.1	26.9
Shopping centres, Estonia & Denmark	4	124,400	352.3	-	8	-	-
Estonia & Denmark, total	4	124,400	352.3	-	8	6.6	20.4

Shopping centres, total	50	1,187,240	4,162.3	206.6	100	-	-
Other retail properties, total	2	10,350	21.9	-	0	-	-
Investment properties, total	52	1,197,590	4,184.2	206.6	100	5.4	26.6
Kista Galleria (50%)	1	46,250	311.4	-	-	-	-
Investment properties and Kista Galleria (50%), total	53	1,243,840	4,495.6	206.6	-	5.3	27.3

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.

Q3/2017   |   08

The fair value change of investment properties amounted to EUR -32.3 million (38.4). The company recorded a total value increase of EUR 93.6 million (88.9) and a total value decrease of EUR 125.9 million (50.5).

FAIR VALUE CHANGES
MEUR	Q3/2017	Q3/2016	Q1–Q3/2017	Q1–Q3/2016	2016
Finland	-21.2	0.3	-36.3	-14.9	-33.2
Norway	-12.3	0.5	-11.5	24.8	19.8
Sweden	10.7	7.4	18.9	29.2	39.7
Estonia & Denmark	-1.1	-0.9	-3.3	-0.7	-0.4
Investment properties, total	-23.9	7.4	-32.3	38.4	25.9
Kista Galleria (50%)	0.0	0.1	0.5	2.1	5.5
Investment properties and Kista Galleria (50%), total	-23.9	7.6	-31.8	40.5	31.5

In 2017 Citycon has started to measure the fair values of the properties internally in the first and third quarter of the year. Additionally, Citycon has changed its external appraiser.

When measuring the values internally, Citycon has based the valuations on the yields and market rent indications received from the external appraiser. In addition, the external appraiser conducts the fair value evaluation of all properties under development.

CBRE’s Valuation Advisory Report for the property market, yields and market rents is available on Citycon’s website below Investors.

5. ACCELERATED RECYCLING OF CAPITAL

During the reporting period, Citycon has continued implementing its divestment strategy and divested seven non-core properties and residential building rights for a total value of approximately EUR 140 million. Additionally, on 24 August Citycon signed an agreement to divest shopping centres Espoontori, Tikkuri, Myllypuron Ostari, Martinlaakson Ostari and Jyväskylän Forum, for approximately EUR 167 million. The closing of the transaction is expected to take place in mid-November. After the reporting period, on 16 October Citycon divested shopping centre Krokstad in Norway for approximately EUR 20 million.

Since the strategy update in 2011, Citycon has divested 56 non-core properties and five residential portfolios for a total value of EUR 490 million. The company will continue improving the quality of the portfolio by recycling approximately 5–10% of the property portfolio within the coming three to five years.

ACQUISITIONS AND DIVESTMENTS Q1–Q3/2017

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Oasen	Office building	Bergen, Norway	5 January	19,000	78.0
Straedet, Part 1	Shopping centre	Køge, Denmark	4 July	-	12.5
Acquisitions, total				19,000	90.5

Divestments
Länken	Retail property	Umeå, Sweden	31 January	12,500	24.0
Kaarinan Liiketalo	Retail property	Kaarina, Finland	28 February	9,400	1.0
Lade	Shopping centre	Trondheim, Norway	3 March	8,700	21.0
Porin Asema-aukio	Retail property	Pori, Finland	31 May	23,000	57.0
Linjuri	Shopping centre	Salo, Finland	31 May	9,200	3.0
Jakobsbergs Centrum	Residential building rights	Stockholm, Sweden	30 June	-	12.0
Lietorvet	Shopping centre	Skien, Norway	7 July	7,300	13.0
Jyväskeskus	Shopping centre	Jyväskylä, Finland	31 August	5,900	9.0
Divestments, total				76,000	140.0

Q3/2017   |   09

6. (RE)DEVELOPMENT PROJECTS PROGRESSED

At the end of the reporting period, the company had two major (re)development projects underway: Lippulaiva project in the Helsinki area and the Mölndal Galleria project in Gothenburg.

The 8,500 sq.m. pop-up shopping centre Pikkulaiva was opened to the public on 27 July. Pikkulaiva is the temporary location for 23 tenants during the Lippulaiva (re)development project and is fully leased. Existing building will be demolished during the fall 2017 and the completely new shopping centre, fully integrated with the new metro station, is expected to open in 2021.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing was 70% at the end of the period. Citycon will buy-out joint venture partner NCC’s 50% share after the project is completed.

In addition to the (re)development projects listed below, Citycon has several ongoing smaller refurbishments in e.g. Kristiine and Tumba Centrum.

Further information on Citycon’s completed, ongoing and planned (re)developments can be found in the company’s Financial Statements 2016.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2017 AND IN PROGRESS ON 30 SEPTEMBER 20171)

	Location	Area before/after, sq.m.	Expected gross investment, MEUR		Actual gross investments by 30 September 2017, MEUR	Completion
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	2)	40.8	Q3/2018
Lippulaiva	Helsinki area, Finland	19,200/44,300	215.0		44.0	2021
Iso Omena	Helsinki area, Finland	63,300 /101,000	270.0		269.5	Completed: Q2/2017
Porin Asema-aukio3)	Pori, Finland	18,800/23,000	40.0		40.0	Completed: Q2/2017

1)	In addition to these projects, Citycon has signed an agreement with TK development regarding the forward purchase of Straedet project in Køge in the greater Copenhagen area. Citycon will acquire the newly constructed shopping centre at completion in three parts: the first part was acquired on 4 July 2017, the second and the largest part in Q4/2017 and the final part in Q2/2018. The purchase price is EUR 75 million in total and is based on a fixed 6.25% net initial yield.
2)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.
3)	The property was divested in connection with the completion on 31 May 2017.

Q3/2017   |   10

7. CAPITAL EXPENDITURE

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 202.4 million (239.6).

CAPITAL EXPENDITURE
MEUR	Q1–Q3/2017	Q1–Q3/2016
Acquisitions of properties1)	84.3	81.5
Acquisitions of and investments in joint ventures	12.4	29.0
Property development	105.0	127.7
Other investments	0.8	1.3
Total Ccapital expenditure incl. acquisitions	202.4	239.6

Capital expenditure by segment
Finland	77.2	176.6
Norway	87.0	31.6
Sweden	22.0	29.7
Estonia & Denmark	15.7	1.1
Group administration	0.5	0.6
Total capital expenditure incl. acquisitions	202.4	239.6

Divestments2)	132.5	94.5

1)	Capital expenditure takes into account deduction in the purchase price calculations and FX rate changes
2)	Excluding transfers into ’Investment properties held for sale’ -category

8. SHAREHOLDERS’ EQUITY

Equity per share decreased to EUR 2.53 (31 December 2016: 2.60), mainly due to dividends and equity return of EUR 86.8 million and a translation loss of EUR 33.3 million. On the other hand, profit for the period of EUR 64.2 million increased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,253.2 million (2,315.4). This figure decreased by EUR 58.2 million from the end of 2016 (2,311.4) due to the above-mentioned reasons.

9. FINANCING

During the year, Citycon has completed several actions to strengthen its financing position further, diversifying the financing sources, reducing the cost of debt and extending the debt maturities.

In January, the Swedish commercial paper programme limit was increased from SEK 1,000 million to SEK 2,000 million. In June, a new Norwegian commercial paper programme with a limit of NOK 2,000 million was set up.

In July, Citycon established a EUR 1,500 million EMTN (“Euro Medium Term Note”) programme to enable quicker bond issues going forward. The programme is established by Citycon Treasury B.V. and the notes issued under the programme will be guaranteed by Citycon Oyj. Notes may be denominated in any currency. Citycon will apply for the notes issued under the programme to be admitted to the Official List of the Irish Stock Exchange, except for notes denominated in Norwegian krone that will be listed on the main list of the Oslo Stock Exchange. Citycon has mandated eight dealer banks under the programme, and the Offering Circular is available on Citycon’s website.

In September, a senior unsecured 1,000 million NOK bond was issued under the EMTN programme. The eight-year bond carries fixed annual interest of 2.75 per cent. The bond has been rated in line with Citycon’s corporate credit ratings. The proceeds were mainly used to repay short-term commercial papers, thus extending Citycon’s average debt maturities.

Q3/2017   |   11

KEY FINANCING FIGURES

		30 September 2017	30 September 2016	31 December 2016
Interest bearing debt, fair value	MEUR	2,216.8	2,156.4	2,191.5
Available liquidity	MEUR	557.5	583.3	560.4
Average loan maturity	years	5.2	5.8	5.6
Loan to Value (LTV)1)%		47.5	46.2	46.6
Equity ratio (financial covenant > 32.5)%		46.5	47.7	47.3
Interest cover ratio (financial covenant > 1.8)	x	3.7	3.9	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.47	0.45	0.46
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.02	0.02

1)	LTV formula: ( Interest-bearing liabilities - cash and cash equivalents / Fair value of investment properties + properties held for sale + investments in joint ventures ) x 100

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 60.4 million to EUR 2,216.8 million, as operative cash flow and divestments were not fully covering the funding need for (re)development project investments, acquisitions, equity repayments and dividends. The weighted average loan maturity increased during the quarter to 5.2 years, due to the issuance of the 8-year 1,000 million NOK bond and repayment of short-term commercial papers with its proceeds. The LTV increased slightly during the quarter to 47.5 (47.3), due to a higher net debt, and despite higher property fair values.

Q3/2017   |   12

FINANCIAL EXPENSES

Net financial expenses year-to-date decreased by EUR 1.8 million to EUR 42.8 million (44.7) despite a higher debt level and lower interest income, due to the lower average cost of debt and lower other financial expenses. The other financial expenses include EUR 1.8 million of indirect financial expenses that relates to fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria, and partly on interest differences from forward agreements.

The period-end weighted average interest rate decreased year-on-year as a result of debt refinancing transactions at lower margins, and also due to the issuance of more commercial papers.

FINANCIAL EXPENSES
		Q1–Q3/2017	Q1–Q3/2016	2016
Financial expenses	MEUR	-47.7	-51.3	-65.9
Financial income	MEUR	4.9	6.7	8.3
Net financial expenses	MEUR	-42.8	-44.7	-57.7
Weighted average interest rate1)%		2.69	2.90	2.86
Year-to-date weighted average interest rate1)%		2.69	3.01	2.98

1) Including interest rate swaps and cross-currency swaps

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK.

FINANCIAL RISK MANAGEMENT
		30 September 2017	30 September 2016	31 December 2016
Average interest-rate fixing period	years	5.1	5.8	5.5
Interest rate hedging ratio	%	89.9	94.8	93.1

10. BUSINESS ENVIRONMENT

In Finland, consumer confidence has reached its long-term average for the first time in five years and also the Finnish economy grew last year at its fastest pace in five years. Construction and consumption remain the main factors for growth; however, growth in consumption comes at a time when wage levels have not increased. Exports have experienced a clear positive turn this year. This is due to better international economic conditions and good demand from key export markets like Sweden and Germany. Russia’s recession is over but sanctions still have an impact on the exports. Unemployment is expected to continue to decrease due to the above-mentioned reasons. Retail real estate investment demand continued to be high during the first three quarters of the year, however, transaction volume decreased due to limited supply. This has also resulted in increased yield gap between prime and secondary assets.

The Norwegian economy is expected to continue to grow, mainly due to consumption, housing investment and strong export growth. Employment market is expected to improve and inflation is stabilising after the peak last summer caused by weakening exchange rate, which increased the prices of imported goods. Retail sales have increased during the last quarter and shopping centre rents have remained stable over the last twelve months. The Norwegian commercial real estate investment volume was the second highest of all time in 2016 and the trend has continued during the first nine months of 2017.

The Swedish economy continues to display positive signs of growth driven by strong macro fundamentals, strong domestic demand and exports. The growth of domestic demand is expected to be relatively steady in 2017, but exports are benefiting from the weak Swedish krona and international economic strength. In the real estate market, strong investment demand for retail properties and low supply assisted by low interest rates has compressed prime shopping centre yields during the past year. Additionally, retail rents for prime shopping centres have increased by 2–4% over the past year assisted by strong retail turnover growth.

Q3/2017   |   13

Denmark and Estonia are expected to have positive GDP growth due to private consumption and gradually increasing investment activity. In Estonia, continuous growth of retail sales has been positively influencing the commercial real estate market. However, in Tallinn the increased competition is expected to put pressure on profits of retailers and additionally cause vacancies to shopping centres with secondary locations. In Denmark, prime shopping centre rents, vacancy rates and investment demand have been quite stable for a few years and are expected to remain at previous levels in the best performing shopping centres.

(Sources: SEB Nordic Outlook, Nordea Economic Outlook, Danske Bank Nordic Outlook, European Commission, CBRE, Statistics Finland/Norway/Sweden/Estonia/Denmark, Eurostat)

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast, 2017	2.5	1.7	3.2	3.6	2.3	2.1
GDP growth forecast, 2018	2.2	1.6	2.8	3.2	2.4	2.2
Unemployment, 8/2017	8.7	4.2	6.6	6.1	5.7	9.1
Inflation, 9/2017	0.8	1.6	2.1	3.7	1.6	1.5
Retail sales growth, 1–8/2017	1.9	2.6	3.2	2.0	0.2	1.2

Sources: SEB Nordic Outlook, European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

11. SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon has set ambitious targets that extend to 2020.

Citycon uses BREEAM In-Use to assess and develop the sustainable management of its shopping centres. 76% of Citycon’s shopping centres, measured by fair value, had acquired the certification at period-end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

During the third quarter of 2017, Citycon successfully finalized the second phase of a solar power station at Iso Omena with a megawatt-peak capacity of 445 kWp and annual expected production of 400,000 kWh.

Citycon’s sustainability strategy, targets and measures are described in detail in the Annual Review and Sustainability Accounts 2016.

12. RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Increased competition locally or from e-commerce might affect demand for retail premises, which could lead to lower rental levels or increased vacancy, especially outside capital city regions.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in Note 3.5 A) and on pages 73–74 in the Financial Statements 2016 as well as on Citycon’s website in the Corporate Governance section. No material changes are estimated to have taken place during the first three quarters in the risks described.

Q3/2017   |   14

13. GENERAL MEETING

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 22 March 2017. The AGM adopted the company’s Financial Statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2016. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

The AGM decisions are reported on the company’s website at www.citycon.com/agm2017, where meeting minutes of the General Meeting are also available.

14. DIVIDEND AND EQUITY REPAYMENT

Citycon’s dividends and equity repayments in 2017:

Dividends and equity repayments paid on 30 September 20171)	Record date	Payment date	EUR/share
Dividend for 2016	24 March 2017	31 March 2017	0.01
Equity repayment Q1	24 March 2017	31 March 2017	0.0225
Equity repayment Q2	22 June 2017	30 June 2017	0.0325
Equity repayment Q3	22 September 2017	29 September 2017	0.0325

Remaining Board authorisation for equity repayment2)	Preliminary record date	Preliminary payment date	0.0325
Equity repayment Q4	14 December 2017	29 December 2017

1)	Board decision based on the authorisation issued by the AGM 2017
2)	The AGM 2017 authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute dividend and/or equity repayment four times during the period of validity of the authorisation. In this case, the Board of Directors will make separate resolutions on each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates will be as stated above. Citycon shall make separate announcements of such Board resolutions.

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

SHARE CAPITAL AND SHARES
		Q1–Q3/2017	Q1–Q3/2016%		2016
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	889,992,628	-	889,992,628
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING
		Q1–Q3/2017	Q1–Q3/2016%		2016
Low	EUR	2.16	1.98	9.1	1.98
High	EUR	2.50	2.39	4.6	2.39
Average	EUR	2.28	2.20	3.6	2.18
Latest	EUR	2.23	2.27	-1.8	2.34
Market capitalisation at period-end	MEUR	1,981.1	2,020.3	-1.9	2,080.8

Number of shares traded	million	116.7	101.4	15.1	147.7
Value of shares traded	MEUR	266.7	221.3	20.5	322.2

During January–September 2017, there were no changes in the company’s share capital.

Q3/2017   |   15

At the end of September 2017, Citycon had a total of 13,451 (10,932) registered shareholders, of which nine were account managers of nominee-registered shares. The most significant registered shareholders at the end of previous month can be found on company’s website www.citycon.com/major-shareholders.

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors as explained in section 14 above and in Note 10, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 22 March 2017:

•	The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2018.

•	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2018.

In August 2017, the Board of Directors used its authorisation to repurchase its own shares and issue them by conveying repurchased shares to three persons belonging to the key personnel of the company for payment of rewards earned under the Restricted Share Plan 2015 in accordance with the terms and conditions of the plan. The company repurchased a total of 12,854 its own shares on 16 August 2017 and conveyed them on 22 August 2017.

OWN SHARES

During the reporting period, the company held a total of 12,854 company’s own shares which the company conveyed for payment of rewards earned under the share plan before the period end as explained in the section Board authorisations above. At the end of the period, the company or its subsidiaries held no shares in the company.

FLAGGING NOTICES

The company did not receive any notifications of changes in shareholding pursuant to Chapter 9, Section 5 of the Finnish Securities Markets Act during the third quarter.

The prior flagging notice received by the company in 2017 is available on the stock exchange release published by the company on 28 June 2017 and on the company’s website at www.citycon.com/flagging-notices.

Q3/2017   |   16

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

INCENTIVE PLANS

Long-term Share-based Incentive Plans and Stock Option Plan 2011

Citycon has three incentive plans for the Group key employees:

•	performance share plan 2015,

•	restricted share plan 2015 and

•	stock option plan 2011.

In March 2017 Citycon’s Board of Directors adjusted the total amount of the maximum reward under the Restricted Share Plan 2015 up to 700,000 Citycon shares and extended the allocation period of the restricted shares with one year, until the end of 2018. Otherwise the terms of the long term share-based incentive plans and stock option plan 2011 remain unchanged and as explained in the Note 1.6 of the Financial Statements 2016.

The full terms and conditions of both share-based incentive plans are available on the company’s website at www.citycon.com/remuneration and the full terms and conditions of the stock option plan 2011 on the company’s website at www.citycon.com/options. The subscription ratios, prices and periods of the stock option plan 2011 as well as the stock options granted to the CEO and other Corporate Management Committee members are available in the Note 1.6 of the Financial Statements 2016.

16. EVENTS AFTER THE REPORTING PERIOD

Citycon divested on 16 October shopping centre Krokstad in Krokstadelva, Norway for approximately EUR 20 million.

17. OUTLOOK

Citycon forecasts the 2017 Direct operating profit to change by EUR -1 to 9 million and EPRA Earnings to change by EUR -4 to 5 million from the previous year. Additionally, the company expects EPRA EPS (basic) to be EUR 0.165–0.175.

These estimates are based on the existing property portfolio and already committed divestments, which are expected to be closed by the end of 2017, as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Q3/2017   |   17

18. FINANCIAL CALENDAR

Citycon Oyj’s schedule of the financial reporting in 2018 is the following:

Year 2017 full-year Financial Report, Financial
Statements and the Report by the Board of Directors	Thursday 8 February 2018 at about 9:00 a.m.
Year 2018 three-month Interim Report	Thursday 19 April 2018 at about 9:00 a.m.
Year 2018 six-month Half-Yearly Report	Thursday 12 July 2018 at about 9:00 a.m.
Year 2018 nine-month Interim Report	Thursday 18 October 2018 at about 9:00 a.m.

Citycon Oyj’s Annual General Meeting (AGM) 2018 will be held on Tuesday, 20 March 2018 starting at 12:00 noon.

Espoo, 18 October 2017

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen

Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Citycon is a leading owner, manager and developer of urban, grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total almost EUR 5 billion and with market capitalisation of close to EUR 2 billion. Citycon is No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q3/2017   |   18

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2016 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q3/2017	Q3/2016%		Q1–Q3/2017	Q1–Q3/2016%		2016
EPRA Earnings	MEUR	39.3	38.6	1.9	118.5	113.2	4.7	151.1
EPRA Earnings per share (basic)	EUR	0.044	0.043	1.9	0.133	0.127	4.7	0.170
EPRA NAV per share	EUR	2.78	2.83	-1.8	2.78	2.83	-1.8	2.82
EPRA NNNAV per share	EUR	2.41	2.42	-0.4	2.41	2.42	-0.4	2.47

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

MEUR		Q3/2017	Q3/2016%		Q1–Q3/2017	Q1–Q3/2016%		2016
Earnings in IFRS Consolidated Statement of Comprehensive Income		5.4	31.6	-82.8	64.2	126.2	-49.2	160.4
-/+ Net fair value gains/losses on investment property		23.9	-7.4	-	32.3	-38.4	-	-25.9
-/+ Net gains/losses on sale of investment property		-0.4	-0.8	-47.7	-9.8	-4.3	129.4	-4.3
+ Transaction costs related to business combinations and investment property disposals		0.0	0.0	-	0.0	0.0	-	0.0
+ Indirect other operating expenses		2.8	-	-	5.5	-	-	4.4
+/- Fair value losses/gains of financial instruments		-0.4	5.1	-	1.8	5.9	-69.5	5.9
+/- Fair value losses/gains and other indirect items of joint ventures and associated companies		1.3	0.7	94.6	6.2	-1.4	-	-10.4
+/- Change in deferred taxes arising from the items above		6.6	9.3	-28.3	17.8	24.3	-26.8	20.2
+/- Non-controlling interest arising from the items above		0.1	0.1	-26.4	0.5	0.7	-22.5	0.7
EPRA Earnings		39.3	38.6	1.9	118.5	113.2	4.7	151.1
Issue-adjusted average number
of shares	million	890.0	890.0	-	890.0	890.0	-	890.0
EPRA Earnings per share (basic)	EUR	0.044	0.043	1.9	0.133	0.127	4.7	0.170

Q3/2017   |   19

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR		Q3/2017	Q3/2016%		Q1–Q3/2017	Q1–Q3/2016%		2016
Net rental income		58.6	56.8	3.3	174.6	169.0	3.3	224.9
Direct administrative expenses		-7.1	-7.1	0.1	-20.9	-21.9	-4.7	-28.2
Direct other operating income and expenses		0.2	0.6	-71.7	0.9	1.5	-38.5	1.8
Direct operating profit		51.7	50.2	2.9	154.7	148.6	4.1	198.5
Direct net financial income and expenses		-13.6	-13.1	4.0	-41.0	-38.7	5.9	-51.7
Direct share of profit/loss of joint ventures and associated companies		1.4	1.6	-15.2	4.8	3.3	44.2	4.4
Direct current taxes		-0.2	-0.2	-19.5	-0.4	-0.4	-6.1	-0.7
Direct deferred taxes		0.1	0.1	-15.3	0.5	0.5	-0.3	0.7
Direct non-controlling interest		0.0	-0.1	-	0.0	-0.1	-	-0.1
EPRA Earnings		39.3	38.6	1.9	118.5	113.2	4.7	151.1
EPRA Earnings per share (basic)	EUR	0.044	0.043	1.9	0.133	0.127	4.7	0.170

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	30 June 2017			30 June 2016			31 December 2016
		Number			Number			Number
		of shares	per share,		of shares	per share,		of shares	per share,
	MEUR	(1,000)	EUR	MEUR	(1,000)	EUR	MEUR	(1,000)	EUR
Equity attributable to parent company shareholders	2,253.2	889,993	2.53	2,315.4	889,993	2.60	2,311.4	889,993	2.60
Deferred taxes from the difference of fair value and fiscal value of investment properties	316.4	889,993	0.36	314.7	889,993	0.35	309.1	889,993	0.35
Goodwill as a result of deferred taxes	-99.7	889,993	-0.11	-114.5	889,993	-0.13	-108.7	889,993	-0.12
Fair value of financial instruments	3.4	889,993	0.00	2.1	889,993	0.00	0.3	889,993	0.00
Net asset value (EPRA NAV)	2,473.3	889,993	2.78	2,517.8	889,993	2.83	2,512.2	889,993	2.82

Deferred taxes from the difference of fair value and fiscal value of investment properties	-316.4	889,993	-0.36	-314.7	889,993	-0.35	-309.1	889,993	-0.35
Goodwill as a result of deferred taxes	99.7	889,993	0.11	114.5	889,993	0.13	108.7	889,993	0.12
The difference between the secondary market price and fair value of bonds1)	-107.5	889,993	-0.12	-160.5	889,993	-0.18	-116.2	889,993	-0.13
Fair value of financial instruments	-3.4	889,993	0.00	-2.1	889,993	0.00	-0.3	889,993	0.00
EPRA NNNAV	2,145.7	889,993	2.41	2,154.9	889,993	2.42	2,195.2	889,993	2.47

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 107.5 million (160.5) as of 30 September 2017.

Q3/2017   |   20

Condensed consolidated interim financial

statements 1 January–30 September 2017

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q3/2017	Q3/2016%		Q1–Q3/2017	Q1–Q3/2016%		2016
Gross rental income	3	63.8	61.9	3.1	195.3	187.3	4.3	251.4
Service charge income		19.0	19.2	-1.0	58.9	59.4	-0.9	80.3
Property operating expenses		-23.9	-23.8	0.3	-78.3	-76.7	2.2	-105.5
Other expenses from leasing operations		-0.4	-0.6	-36.0	-1.3	-1.1	13.6	-1.4
Net rental income	3	58.6	56.8	3.3	174.6	169.0	3.3	224.9
Administrative expenses		-7.1	-7.2	-0.4	-20.9	-21.9	-4.9	-28.2
Other operating expenses and income	6	-2.6	0.6	-	-4.6	1.5	-	-2.6
Net fair value losses/gains on investment property	3	-23.9	7.4	-	-32.3	38.4	-	25.9
Net gains on sale of investment property		0.4	0.8	-47.7	9.8	4.3	129.4	4.3

Operating profit	3	25.4	58.4	-56.5	126.6	191.3	-33.8	224.4

Net financial income and expenses		-13.2	-18.2	-27.2	-42.8	-44.7	-4.1	-57.7
Share of profit (loss) of joint ventures and associated companies		0.0	0.9	-96.3	-1.3	4.7	-	14.8
Profit/loss before taxes		12.2	41.1	-70.3	82.4	151.3	-45.5	181.5
Current taxes		-0.2	-0.2	-19.5	-0.4	-0.4	-6.1	-0.7
Deferred taxes		-6.5	-9.1	-28.5	-17.3	-23.8	-27.4	-19.5
Profit for the period		5.5	31.8	-82.7	64.7	127.0	-49.0	161.3

Profit attributable to
Parent company shareholders		5.4	31.6	-82.8	64.2	126.2	-49.2	160.4
Non-controlling interest		0.1	0.1	-50.9	0.6	0.8	-30.1	0.9

Earnings per share attributable to parent company shareholders
Earnings per share (basic)	EUR 4	0.01	0.04	-82.8	0.07	0.14	-49.2	0.18
Earnings per share (diluted)	EUR 4	0.01	0.04	-82.8	0.07	0.14	-49.3	0.18

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.7	7.4	-	-3.3	4.5	-	8.0
Income taxes relating to cash flow hedges		0.1	-1.5	-	0.7	-0.9	-	-1.6
Share of other comprehensive income of joint ventures and associated companies		-0.2	0.3	-	-0.5	2.0	-	1.1
Exchange losses/gains on translating foreign operations		13.5	21.5	-37.3	-33.3	37.8	-	31.1
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		12.8	27.7	-53.8	-36.4	43.4	-	38.5
Other comprehensive income for the period, after taxes		12.8	27.7	-53.8	-36.4	43.4	-	38.5

Total comprehensive profit/loss for the period		18.3	59.4	-69.2	28.3	170.5	-83.4	199.8

Total comprehensive profit/loss attributable to
Parent company shareholders		18.2	59.3	-69.3	27.8	169.6	-83.6	198.9
Non-controlling interest		0.1	0.1	-60.3	0.6	0.8	-31.7	0.9

Q3/2017   |   21

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 September 2017	30 September 2016	31 December 2016
ASSETS

Non-current assets
Investment properties	5	4,184.2	4,354.8	4,337.6
Goodwill		163.9	179.3	173.4
Investments in joint ventures and associated companies		226.2	202.6	219.0
Intangible and tangible assets, and other non-current assets		29.9	30.8	30.0
Deferred tax assets		3.2	3.5	2.9
Total non-current assets		4,607.4	4,771.0	4,762.8

Investment properties held for sale	6	206.6	22.1	81.9

Current assets
Derivative financial instruments	8, 9	1.5	3.0	1.0
Trade and other current assets		32.4	46.5	39.3
Cash and cash equivalents	7	9.2	23.8	15.9
Total current assets		43.2	73.3	56.2

Total assets	3	4,857.2	4,866.3	4,900.9

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-3.4	-2.1	-0.3
Invested unrestricted equity fund	10	1,152.5	1,263.7	1,230.3
Retained earnings	10	713.5	663.1	690.7
Total equity attributable to parent company shareholders		2,253.2	2,315.4	2,311.4
Non-controlling interest		1.3	0.8	0.8
Total shareholders’ equity		2,254.5	2,316.2	2,312.3

Long-term liabilities
Loans		1,980.0	1,891.1	1,887.1
Derivative financial instruments and other non-interest bearing liabilities	8, 9	5.8	6.6	3.9
Deferred tax liabilities		320.2	318.1	312.2
Total long-term liabilities		2,306.0	2,215.8	2,203.2

Short-term liabilities
Loans		222.8	250.1	289.7
Derivative financial instruments	8, 9	1.1	4.1	2.7
Trade and other payables		72.8	80.1	93.0
Total short-term liabilities		296.8	334.4	385.5

Total liabilities	3	2,602.7	2,550.1	2,588.7

Total liabilities and shareholders’ equity		4,857.2	4,866.3	4,900.9

Q3/2017   |   22

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1–Q3/2017	Q1–Q3/2016	2016
Cash flow from operating activities
Profit before taxes		82.4	151.3	181.5
Adjustments to profit before taxes		76.2	0.4	21.3
Cash flow before change in working capital		158.6	151.7	202.8
Change in working capital		6.7	-3.4	1.5
Cash generated from operations		165.2	148.2	204.3

Paid interest and other financial charges		-57.2	-57.2	-68.9
Interest income and other financial income received		3.2	1.5	1.8
Current taxes paid		-0.1	-0.8	-0.8
Net cash from operating activities		111.2	91.7	136.4

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	5, 6	-86.5	-81.5	-81.5
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5, 6	-121.3	-156.0	-191.3
Sale of investment properties	5, 6	133.9	108.6	109.9
Net cash used in investing activities		-73.8	-128.9	-162.9

Cash flow from financing activities
Proceeds from short-term loans		1,720.9	866.2	1,131.4
Repayments of short-term loans		-1,645.7	-917.7	-1,142.0
Proceeds from long-term loans and receivables		107.9	400.7	375.2
Repayments of long-term loans		-138.4	-232.0	-231.1
Dividends and return from the invested unrestricted equity fund	10	-87.3	-98.0	-131.4
Realized exchange rate losses/gains		-1.0	14.3	12.8
Net cash used in financing activities		-43.7	33.5	14.9

Net change in cash and cash equivalents		-6.3	-3.7	-11.6
Cash and cash equivalents at period-start	7	15.9	27.9	27.9
Effects of exchange rate changes		-0.3	-0.4	-0.5
Cash and cash equivalents at period-end	7	9.2	23.8	15.9

Q3/2017   |   23

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive loss/profit for the period			5.7		37.7	126.2	169.6	0.8	170.5
Dividends paid and equity return (Note 10)				-91.2		-8.9	-100.1		-100.1
Share-based payments						0.3	0.3		0.3
Balance at 30 September 2016	259.6	131.1	-2.1	1,263.7	-10.2	673.3	2,315.4	0.8	2,316.2

Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.9	707.6	2,311.4	0.8	2,312.3
Total comprehensive loss/profit for the period			-3.1		-33.3	64.2	27.8	0.6	28.3
Dividends paid and equity return (Note 10)				-77.9		-8.9	-86.8		-86.8
Share-based payments						0.6	0.6		0.6
Disposal of non-controlling interests						0.2	0.2	-0.1	0.1
Balance at 30 September 2017	259.6	131.1	-3.4	1,152.5	-50.2	763.7	2,253.2	1.3	2,254.5

Q3/2017   |   24

Notes to the interim condensed consolidated

financial statements

1. BASIC COMPANY DATA

Citycon is a real estate investment company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Estonia and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 18 October 2017.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the nine month period ended on 30 September 2017 have been prepared in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s previous annual financial statements in the accounting policies notes.

Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) guidelines. These alternative performance measures, such as EPRA performance measures and loan to value, are used to present the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Estonia and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ’Share of result in joint ventures and associated companies’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ’Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ’other operating income and expenses’ and the interest income on the shareholder loan is reported in ’net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 3.2 million.

The Board of Directors follows IFRS segment results and in addition Kista Galleria’s financial performance separately, and therefore, segment information includes both IFRS segment results and Kista Galleria result. The Board of Directors has started to follow the Kista Galleria result and financial position based on a 50% share during the first quarter of 2017 (previously 100%).

Q3/2017   |   25

MEUR	Q3/2017	Q3/2016%		Q1–Q3/2017	Q1–Q3/2016%		2016
Gross rental income
Finland	23.4	22.7	3.1	72.0	70.4	2.2	94.4
Norway	22.5	21.3	5.3	69.8	63.0	10.8	85.3
Sweden	11.6	11.5	1.4	34.5	34.4	0.2	45.8
Estonia & Denmark	6.3	6.3	-1.0	19.1	19.5	-2.3	26.0
Total Segments	63.8	61.9	3.1	195.3	187.3	4.3	251.4

Kista Galleria (50%)	4.0	4.2	-5.2	12.5	12.9	-3.5	17.2

Net rental income
Finland	22.4	21.8	2.9	65.0	65.8	-1.3	87.8
Norway	19.7	18.4	7.4	61.1	54.8	11.6	74.0
Sweden	10.2	10.2	-0.6	29.8	29.2	2.0	38.5
Estonia & Denmark	6.1	6.2	-2.4	18.2	18.8	-3.4	24.2
Other	0.2	0.1	71.9	0.5	0.4	42.0	0.5
Total Segments	58.6	56.8	3.3	174.6	169.0	3.3	224.9

Kista Galleria (50%)	3.4	3.8	-9.1	11.1	11.5	-3.5	15.0

Direct operating profit
Finland	21.7	21.0	3.4	62.6	63.4	-1.3	84.8
Norway	18.4	17.5	4.9	57.9	51.6	12.4	69.4
Sweden	9.5	9.3	2.0	27.4	26.5	3.6	35.2
Estonia & Denmark	5.9	5.9	-	17.7	18.0	-1.8	23.5
Other	-3.8	-3.5	8.6	-11.0	-10.8	1.4	-14.4
Total Segments	51.7	50.2	2.9	154.7	148.6	4.1	198.5

Kista Galleria (50%)	3.3	3.7	-9.5	10.7	11.0	-3.0	14.4

Net fair value losses/gains on investment property
Finland	-21.2	0.3	-	-36.3	-14.9	144.0	-33.2
Norway	-12.3	0.5	-	-11.5	24.8	-	19.8
Sweden	10.7	7.4	44.5	18.9	29.2	-35.2	39.7
Estonia & Denmark	-1.1	-0.9	25.8	-3.3	-0.7	372.9	-0.4
Total Segments	-23.9	7.4	-	-32.3	38.4	-	25.9

Kista Galleria (50%)	0.0	0.1	-125.3	0.5	2.1	-75.6	5.5

Operating profit/loss
Finland	0.8	21.4	-96.2	25.8	52.1	-50.5	55.1
Norway	3.1	18.0	-82.7	40.9	76.4	-46.5	85.1
Sweden	20.4	17.3	17.9	56.5	56.5	0.1	75.7
Estonia & Denmark	4.8	5.0	-4.6	14.4	17.2	-16.2	22.9
Other	-3.8	-3.4	9.9	-11.0	-10.9	0.9	-14.5
Total Segments	25.4	58.4	-56.5	126.6	191.3	-33.8	224.4

Kista Galleria (50%)	3.3	3.8	-13.4	11.2	13.1	-14.7	19.9

Q3/2017   |   26

MEUR	30 September 2017	30 September 2016%		31 December 2016
Assets
Finland	1,812.6	1,825.7	-0.7	1,843.1
Norway	1,684.1	1,717.1	-1.9	1,710.0
Sweden	975.4	930.6	4.8	970.2
Estonia & Denmark	352.4	339.5	3.8	340.2
Other	32.7	53.6	-38.9	37.4
Total Segments	4,857.2	4,866.3	-0.2	4,900.9

Kista Galleria (50%)	317.5	309.3	2.7	318.0

Liabilities
Finland	22.5	13.5	66.5	18.7
Norway	20.0	20.8	-3.9	21.1
Sweden	9.8	10.6	-7.4	19.2
Estonia & Denmark	5.1	3.9	30.6	4.1
Other	2,545.2	2,501.2	1.8	2,525.6
Total Segments	2,602.7	2,550.1	2.1	2,588.7

Kista Galleria (50%)	252.0	251.4	0.2	251.6

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. EARNINGS PER SHARE

		Q1–Q3/2017	Q1–Q3/2016%		2016
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	64.2	126.2	-49.2	160.4
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
Earnings per share (basic)	EUR	0.07	0.14	-49.2	0.18

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	64.2	126.2	-49.2	160.4
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
Adjustment from share-based incentive plans and options	million	9.1	6.4	42.8	6.4
Average number of shares used in the calculation of diluted earnings per share	million	899.1	896.4	0.3	896.4
Earnings per share (diluted)	EUR	0.07	0.14	-49.3	0.18

Q3/2017   |   27

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On the reporting date, the first mentioned category included Lippulaiva in Finland and Porin Asema-aukio in Finland on 30 September 2016.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 SEPTEMBER 2017

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	84.3	84.3
Investments	43.2	58.9	102.1
Disposals	-	-59.5	-59.5
Capitalised interest	0.7	2.1	2.8
Fair value gains on investment property	-	93.6	93.6
Fair value losses on investment property	-2.6	-123.3	-125.9
Exchange differences	-	-56.4	-56.4
Transfers between items	-651.3	456.9	-194.4
At period-end	114.0	4,070.2	4,184.2

30 SEPTEMBER 2016

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Acquisitions	-	81.5	81.5
Investments	15.1	109.4	124.5
Disposals	-	-24.2	-24.2
Capitalized interest	0.6	2.7	3.3
Fair value gains on investment property	2.8	86.1	88.9
Fair value losses on investment property	-	-50.5	-50.5
Exchange differences	-	58.2	58.2
Transfers between items (includes the transfer from investments in joint ventures and associated companies)	-79.4	61.0	-18.4
At period-end	45.8	4,309.0	4,354.8

31 DECEMBER 2016

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Acquisitions	81.5	-	81.5
Investments	80.7	108.1	188.8
Disposals	0.0	-25.1	-25.1
Capitalized interest	4.4	1.2	5.6
Fair value gains on investment property	15.1	85.8	100.9
Fair value losses on investment property	-	-74.9	-74.9
Exchange differences	-	47.7	47.7
Transfers between items (includes the transfer from investments in joint ventures and associated companies)	435.4	-513.8	-78.4
At period-end	723.9	3,613.7	4,337.6

Q3/2017   |   28

Citycon has changed its external appraiser on the second quarter of 2017. The fair value of Citycon’s properties has been measured by CBRE for the first time for the half-yearly report 2017. The property valuations in 2016 were conducted by JLL, who had served as Citycon’s appraiser for over five years. Moreover, in 2017 Citycon has started to measure the fair values of the properties internally on the first and third quarter of the year. The fair value is calculated by a net rental income based cash flow analysis both in internal and external valuations. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mo
	30 September 2017	30 September 2016	31 December 2016	30 September 2017	30 September 2016	31 December 2016
Finland	5.3	5.7	5.6	31.2	30.1	29.8
Norway	5.4	5.2	5.3	22.8	23.2	22.9
Sweden	5.1	5.2	5.2	26.9	25.5	26.3
Estonia & Denmark	6.6	6.7	6.7	20.4	20.1	20.1
Investment properties, average	5.4	5.5	5.5	26.6	26.2	26.1
Investment properties and Kista Galleria (50%), average	5.3	5.5	5.4	27.3	26.9	26.9

VALUATION YIELD DEVELOPMENT1)

%

1) Excluding Kista Galleria.

6. INVESTMENT PROPERTIES HELD FOR SALE

On 30 September 2017, the Investment Properties Held for Sale comprised of two properties in Norway and non-core properties in Finland. Both the properties' transactions in Norway and non-core property portfolio transactions in Finland are expected to be finalized during 2017. On 30 September 2016 the Investment Properties Held for Sale comprised one property in Norway and one residential property in Finland.

Other operating expenses and income in the consolidated statement of comprehensive income includes the goodwill reduction of EUR 5.4 million related to the disposal of Lade shopping centre in Norway in the first quarter and to the disposal of Lietorvet shopping centre in Norway in the third quarter of 2017.

MEUR	30 September 2017	30 September 2016	2016
At period-start	81.9	1.7	1.7
Disposals	-67.5	-70.0	-70.0
Exchange differences	-2.2	-	-
Transfers from investment properties	194.4	90.4	150.3
At period-end	206.6	22.1	81.9

Q3/2017   |   29

7. CASH AND CASH EQUIVALENTS

MEUR	30 September 2017	30 September 2016	31 December 2016
Cash in hand and at bank	5.9	23.3	9.3
Other bank deposits	3.3	0.5	6.5
Total	9.2	23.8	15.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

8. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	30 September 2017		30 September 2016		31 December 2016
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS
I Financial assets at fair value through profit and loss
Derivative financial instruments	7.1	7.1	7.6	7.6	3.1	3.1
II Derivative contracts under hedge accounting
Derivative financial instruments	2.4	2.4	0.5	0.5	2.5	2.5

FINANCIAL LIABILITIES
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	328.6	329.0	222.6	223.1	260.8	261.4
Bonds	1874.3	1887.8	1918.6	1933.3	1916.0	1930.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	4.4	4.4	5.6	5.6	4.3	4.3
III Derivative contracts under hedge accounting
Derivative financial instruments	0.8	0.8	4.2	4.2	1.6	1.6

Q3/2017   |   30

9. DERIVATIVE FINANCIAL INSTRUMENTS

	30 September 2017		30 September 2016		31 December 2016
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	239.0	0.1	250.4	-1.4	247.6	1.2
over 5 years	-	-	-	-	-	-
Subtotal	239.0	0.1	250.4	-1.4	247.6	1.2

Cross-currency swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	457.9	3.7	350.0	3.1	350.0	0.6
over 5 years	-	-	107.9	-2.3	107.9	-0.3
Subtotal	457.9	3.7	457.9	0.8	457.9	0.3

Foreign exchange forward agreements
Maturity:
less than 1 year	69.0	0.4	258.5	-1.1	220.2	-1.8

Total	766.0	4.2	966.8	-1.8	925.7	-0.2

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 239.0 million (250.4) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million (107.9). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.6 million (2.0) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loans of Kista Galleria and Sektor Portefølje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

10. DIVIDEND AND EQUITY REPAYMENT

Citycon's AGM 2017 decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed for the financial year 2016 shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

On the basis of the authorisation mentioned above and explained in interim report sections 13 and 14 the Board of Directors has decided in March, June and September 2017 to distribute dividend of EUR 0.01 per share, or approximately EUR 8.9 million and equity repayment total of EUR 0.0875 per share, or approximately EUR 77.9 million. Following the dividend and equity repayments paid on 31 March, 30 June and 29 September 2017, the Board’s authorisation for dividend distribution is used in its entirety and the remaining authorisation for equity repayment is EUR 0.0325 per share. Preliminary payment date for equity repayment to be distributed on basis of the remaining authorisation is 29 December 2017. The Board of Directors will make a separate resolution on distribution of the equity repayment and the company shall make a separate announcement of such Board resolution.

Total amount of dividend EUR 8.9 million and equity repayment EUR 124.6 million were distributed during the financial year 2016, of which EUR 8.9 million dividend and EUR 91.2 million equity repayment were distributed during the first nine-months period of 2016.

Q3/2017   |   31

11. CONTINGENT LIABILITIES

MEUR	30 September 2017	30 September 2016	31 December 2016
Mortgages on land and buildings	138.1	144.7	143.1
Bank guarantees	66.0	162.5	154.7
Capital commitments	423.3	285.2	254.8

At period-end, Citycon had capital commitments of EUR 423.3 million (285.2) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

12. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures, Board members, CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.9% on 30 September 2017 (43.5%).

PURCHASES OF SERVICES

Over the period Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries (0.1) but invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (0.1).

Q3/2017   |   32

Report on Review of Citycon Oyj’s

Interim Financial Information

for the period January 1 – September 30, 2017

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

INTRODUCTION

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of September 30, 2017 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, condensed cash flow statement and explanatory notes for the nine-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, October 18, 2017

Ernst & Young Oy

Authorized Public Accountant Firm

Mikko Rytilahti

Authorized Public Accountant